(Letterhead Savannah Bancorp)

September 1, 2009

Mr. Christian Windsor
Special Counsel
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:                          The Savannah Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 000-18560

Dear Mr. Windsor,

We are responding to your comment letter dated August 14, 2009.  We are responding by re-stating each of your comments and providing our response immediately thereafter.

Form 10-K for Fiscal Year Ended December 31, 2008
Item 11.  Executive Compensation
Cash Incentive Compensation, page 16 of Definitive Proxy Statement on Schedule 14A

1.
We note your response to comment 5 in our letter dated July 14, 2009.  With respect to each performance target, please provide to the staff the specific values targeted.  For example, with respect to Mr. Helmken’s cash incentive compensation, disclose the specific targets for consolidated return on equity and overhead efficiency ratio.  Please confirm that future filings will be revised accordingly.

RESPONSE:

We have included below a table which contains the specific cash incentive targets for each of the named executive officers for 2008.  We confirm that future filings will be revised accordingly.

CASH INCENTIVE COMPENSATION (2008)
Performance Scale for Factor		John C. Helmken II	Michael W. Harden, Jr. (1)	R. Stephen Stramm	E. James Burnsed	Jerry O'Dell Keith	Robert B. Briscoe (2)
Consolidated Increase in Earnings Per Share (Company)	Trigger (%)	2.92	N/A	N/A	N/A	N/A	N/A
	Target (%)	14.36	N/A	N/A	N/A	N/A	N/A
	Superior (%)	25.80	N/A	N/A	N/A	N/A	N/A
Consolidated Return on Equity (Company)	Trigger (%)	10.07	10.07	10.07	10.07	10.07	10.07
	Target (%)	11.13	11.13	11.13	11.13	11.13	11.13
	Superior (%)	12.17	12.17	12.17	12.17	12.17	12.17
Consolidated Overhead Efficiency Ratio (Company)	Trigger (%)	59.83	59.83	N/A	N/A	N/A	59.83
	Target (%)	58.37	58.37	N/A	N/A	N/A	58.37
	Superior (%)	56.91	56.91	N/A	N/A	N/A	56.91
Core Earnings (Loss) (Harbourside Community Bank)	Trigger ($)	N/A	(1,970,200)	N/A	N/A	N/A	N/A
	Target ($)	N/A	(1,641,000)	N/A	N/A	N/A	N/A
	Superior ($)	N/A	(1,311,800)	N/A	N/A	N/A	N/A
Core Earnings (The Savannah Bank)	Trigger ($)	N/A	N/A	9,919,800	N/A	N/A	N/A
	Target ($)	N/A	N/A	11,022,000	N/A	N/A	N/A
	Superior ($)	N/A	N/A	12,124,200	N/A	N/A	N/A
Loan Portfolio (The Savannah Bank)	Trigger ($)	N/A	N/A	592,779,000	N/A	N/A	N/A
	Target ($)	N/A	N/A	609,300,000	N/A	N/A	N/A
	Superior ($)	N/A	N/A	625,821,000	N/A	N/A	N/A
Core Earnings (Bryan Bank & Trust)	Trigger ($)	N/A	N/A	N/A	4,797,900	4,797,900	N/A
	Target ($)	N/A	N/A	N/A	5,331,000	5,331,000	N/A
	Superior ($)	N/A	N/A	N/A	5,864,100	5,864,100	N/A
Loan Portfolio (Bryan Bank & Trust)	Trigger ($)	N/A	N/A	N/A	198,746,258	198,746,258	N/A
	Target ($)	N/A	N/A	N/A	202,800,000	202,800,000	N/A
	Superior ($)	N/A	N/A	N/A	206,853,743	206,853,743	N/A

(1)      Michael W. Harden, Jr. became Chief Financial Officer effective November 18, 2008.
(2)      Robert B. Briscoe resigned as Chief Financial Officer effective May 31, 2008.

Please advise us whether this letter responds appropriately to your comments and whether you have further comments.

Sincerely,

/s/ John C. Helmken II

John C. Helmken II
President & CEO
The Savannah Bancorp, Inc.